Exhibit 99.134
NOTICE DECLARING INTENTION TO BE QUALIFIED
UNDER NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)
July 25, 2006

To:	Ontario Securities Commission, as notice regulator, and voluntarily filed with the Alberta Securities Commission and the British Columbia Securities Commission
Blue Pearl Mining Ltd. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.
BLUE PEARL MINING LTD.

“Lorna D. MacGillivray” Lorna D. MacGillivray
Corporate Secretary and General Counsel